April 22, 2020

VIA EDGAR

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Aberdeen Japan Equity Fund, Inc.

Preliminary Proxy Statement filed on Schedule 14A on April 13, 2020,

SEC Accession No. 0001104659-20-045912

Dear Ms. Dubey:

This letter responds to comments on the above-referenced Preliminary Proxy Statement (the “Proxy Statement”) that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) provided in a telephone conversation with Katherine Corey of Aberdeen Standard Investments Inc. on April 16, 2020.  The Proxy Statement pertains to annual and special meetings of shareholders of the Aberdeen Japan Equity Fund, Inc. (the “Registrant”).  The Proxy Statement will be revised to address the Staff’s comments in a definitive proxy statement to be filed on Schedule 14A (the “Definitive Proxy Statement”).

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Proxy Statement.

Comment No. 1:                                                     In the Notice of Special Meeting of Stockholders, please correct the reference to “Annual Meeting” in the first sentence.

Response:                                                                                        The Registrant will change the reference to “Annual Meeting” to “Special Meeting” in the first sentence.

Comment No. 2:                                                     In the last sentence of the first page under the heading “Introduction” to the Proxy Statement, please disclose how broker non-votes are treated for purposes of quorum with respect to each of the Meetings.

Response:                                                                                        The Registrant will make the requested change in the Definitive Proxy Statement.

Comment No. 3:                                                     In the next paragraph, please disclose how broker non-votes with be counted with respect to the Annual Meeting Proposal.

Response:                                                                                        The Registrant will make the requested change in the Definitive Proxy Statement.

Comment No. 4:                                                     Item 23 of Schedule 14A requires disclosure if a Fund does householding. If the Fund does householding, please disclose this in the Proxy Statement.

Response:                                                                                        The Registrant confirms that the Fund does householding. The Registrant will add the disclosure required by Item 23 of Schedule 14A to the Definitive Proxy Statement on the last page under the new heading “Delivery of Proxy Statement”.

Comment No. 5:                                                     In the section “Information Concerning Directors and Nominees,” with respect to Mr. Gilbert, please correct the defined term to read “Interested Director”.

Response:                                                                                        The Registrant will make the correction in the Definitive Proxy Statement.

Comment No. 6:                                                     The two paragraphs under “Board Leadership and Risk Oversight” do not include the information the Staff typically sees in this section. Please expand this section to indicate whether the Chair is independent (See 407(j) of Regulation S-K, reference in Item 22 of Schedule 14A). Please also update the second sentence regarding the independent composition of the Board.

Response:                                                                                        The Registrant will make the requested changes in the Definitive Proxy Statement.

Comment No. 7:                                                     In the second paragraph under “Transactions with and Remuneration of Directors and Officers,” please reconcile the sentence that four of the Fund’s directors are independent with the previous sentence that all Directors are independent.

Response:                                                                                        The Registrant confirms that the disclosure is accurate. The Registrant will update other references in the Definitive Proxy Statement to the directors’ independence to clarify that Mr. Gilbert is an Interested Director.

Comment No. 8:                                                     Under “Report of the Audit Committee,” because the Meetings will be held virtually, please clarify that a representative of KPMG LLP will attend the Meeting, or if they do not plan to attend to Meeting, but will be available and ready to dial in by telephone in the event a stockholder asks a question, please clarify this.

Response:                                                                                        The Registrant will make the requested clarifications in the Definitive Proxy Statement.

Comment No. 9:                                                     In  the second paragraph under “Special Meeting Proposal,” add disclosure to clarify that currently the Fund can borrow for certain purposes enumerated in its current fundamental investment restriction relating to borrowing or issuing senior securities, but only up to 10% of the Fund’s assets and not for all purposes. In addition, clarify that under the proposed new fundamental investment restriction, the Fund may continue to borrow for those purposes plus for investment purposes up to the limit imposed by the 1940 Act (and that amounts borrowed for emergency purposes are not subject to the 1940 Act limit if paid within 60 days).

Response:                                                                                        The Registrant will revise the aforementioned disclosure as follows in the Definitive Proxy Statement:

2

Comment No. 10:                                              Under “More about Leverage and Leverage Risk,” either add a reference to current market conditions from COVID-19 and the fact that there is a market decline currently, or explain why you believe this is not necessary.

Response:                                                                                        The Registrant will revise the aforementioned disclosure as follows in the Definitive Proxy Statement:

Leverage involves certain additional risks, including the risk that the cost of leverage may exceed the return earned by the Fund on the proceeds of such leverage. The use of leverage will increase the volatility of changes in the Fund’s net asset value, market price and distributions. In the event of a general market decline in the value of assets in which the Fund invests, the effect of that decline will be magnified in the Fund because of the additional assets purchased with the proceeds of the leverage.  Currently, the respiratory illness COVID-19 caused by a novel coronavirus has resulted in a global pandemic and major disruption to economies and markets around the world, including Japan. Financial markets have experienced extreme volatility and severe losses. To the extent that the Fund uses leverage during a period of market decline, any losses experienced by the Fund would be exacerbated.  During a time of improving value in securities the Fund holds, leverage could enhance Fund returns.

Should you have any questions concerning the above, please call the undersigned at (215) 405-5724.

Very truly yours,

/s/ Katherine A. Corey, Esq.
Katherine A. Corey, Esq.

cc:	Lucia Sitar, Esq., Aberdeen Standard Investments Inc.
Leonard Mackey, Esq., Clifford Chance LLP